The Board of Directors
Avado Brands, Inc.

     We consent to the incorporation by reference in the registration statements (No. 33-49748, No. 33-68978, No. 333-3764, and No. 333-3736) on Form S-8 and the
registration  statements (No.  333-02958,  No. 333-37345,  and No. 333-25205) on
Form S-3 of Avado Brands, Inc. (formerly Apple South, Inc.) of our report dated January 29, 1999, relating to the consolidated balance sheets of Avado Brands, Inc. as of January 3, 1999 and December 28, 1997 and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended January 3, 1999, which report appears in the January 3, 1999 annual report on Form 10-K of Avado Brands, Inc.

KPMG LLP

Atlanta, Georgia
March 30, 1999